ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

3 March 2009

Director/PDMR Shareholding

Reed Elsevier received notification on 2 March 2009 that, following the vesting of the share awards noted below, granted in April 2006 under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme, and after taking account of shares withheld to meet personal tax and social security obligations, the number of ordinary shares noted below were released to the directors/PDMRs on 27 February 2009.

The closing market price of each share on the date of vesting was 524.50p per Reed Elsevier PLC share and €8.864 per Reed Elsevier NV share.

Also on 27 February 2009, Mr Prozes sold 92,572 Reed Elsevier PLC shares and 60,956 Reed Elsevier NV shares at the respective price of 522.1988p and €8.7413 per share.

Following these transactions, the current interest of each director in the share capital of Reed Elsevier PLC and Reed Elsevier NV is as noted below.

				Number of Reed	Current	Current
	Number of Reed	Number of Reed	Number of Reed	Elsevier	interest in Reed	interest in Reed
	Elsevier PLC shares	Elsevier NV shares	Elsevier PLC shares	NV	Elsevier PLC	Elsevier NV
Director	vested	vested	released	shares released	ordinary	shares	ordinary shares
Mark Armour	141,891	93,430	83,715	55,123	215,287	117,507

Sir Crispin Davis	273,199	179,892	161,187	106,136	961,826	493,076

Erik Engstrom	155,153	102,163	29,184	60,276	107,040	272,036

Andrew Prozes	158,109	104,110	92,572	60,956	231,709	168,676

Number of Reed
	Number of Reed	Number of Reed	Number of Reed	Elsevier
	Elsevier PLC shares	Elsevier NV shares	Elsevier PLC shares	NV
PDMR	vested	vested	released	shares released
Ian Fraser	83,182	54,772	49,077	32,315

The ordinary shares required to meet the above releases have been satisfied from the Reed Elsevier Employee Benefit Trust (the “Trust”). The Trust is a discretionary employee benefit trust which may acquire shares in Reed Elsevier PLC and Reed Elsevier NV by means of market purchases on the appropriate Stock Exchange. The Trust is operated in conjunction with Reed Elsevier’s share incentive schemes, and provides for the transfer of shares to employees on the exercise of awards granted under the said schemes.